SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

EXIDE TECHNOLOGIES
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Shares of common stock, Par Value $0.01 Per Share
(Title of Class of Securities)
302051206
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Barbara A. Hatcher
Executive Vice President and General Counsel
Exide Technologies
13000 Deerfield Parkway
Building 200
Alpharetta, Georgia 30004
(678) 566-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of
Filing Person)
Copy to:
Timothy J. Melton
Edward B. Winslow
Jones Day
77 West Wacker, Suite 3500
Chicago, Illinois 60601-1692

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$1,994,190	$61.23

*	The “transaction valuation” set forth above is based on the Black-Scholes option valuation model and assumes that all eligible outstanding options to purchase 494,271 shares of common stock of Exide Technologies will be amended pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 6 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing party:
Form or Registration No.:	Date filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Arrangements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Persons/Assets, Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required By Schedule 13E-3
SIGNATURE
INDEX OF EXHIBITS
EX-99.(A)(1) OFFER TO AMEND
EX-99.(A)(2) FORM OF ANNOUNCEMENT OF OFFER TO AMEND
EX-99.(A)(3) FORM OF LETTER OF TRANSMITTAL AND INSTRUCTIONS
EX-99.(A)(4) FORM OF WITHDRAWAL FORM
EX-99.(A)(5) FORM OF ACKNOWLEDGEMENT OF RECEIPT OF LETTER OF TRANSMITTAL OR WITHDRAWAL FORM
EX-99.(A)(6) FORM OF REMINDER OF EXPIRATION DATE
EX-99.(A)(7) FORM OF NOTICE OF EXPIRATION OF OFFER
EX-99.(A)(8) FORM OF STOCK OPTION AMENDMENT AND CASH PAYMENT
EX-99.(A)(9) FREQUENTLY ASKED QUESTIONS

Item 1. Summary Term Sheet.
     The information set forth under “Summary Term Sheet” in the Offer to Amend, dated November 16, 2007 (the “Offer to Amend”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) The name of the issuer is Exide Technologies, a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 13000 Deerfield Parkway, Building 200, Alpharetta, Georgia, and its telephone number at that location is (678) 566-9000. The information set forth in the Offer to Amend under Section 11 (“Information Concerning Exide”) is incorporated herein by reference.
     (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to amend outstanding Eligible Options (as defined in the Offer to Amend) held by individuals who are, on the date of the Offer to Amend and the Expiration Date (as defined below) of the Offer (as defined below), current employees of the Company and subject to income taxation in the United States with respect to their Eligible Options (“Eligible Optionees”) so that they may avoid potential adverse tax consequences under Section 409A of the Internal Revenue Code. Each Eligible Optionee may elect to amend his or her Eligible Option to increase the exercise price per share of the Company’s common stock, par value $0.01 per share, currently in effect for that Eligible Option, which is based on the 10-day trailing average closing price per share of the Company’s common stock prior to the date of grant of the option to the closing price per share of the Company’s common stock on the date of grant on The NASDAQ Global Market and to receive from the Company a special Cash Payment (as defined in the Offer to Amend), all upon the terms and subject to the conditions set forth in the Offer to Amend and the related Letter of Transmittal attached hereto as Exhibit (a)(3) (together with the Offer to Amend and the Stock Option Amendment and Cash Payment Agreement, as each may be amended or supplemented from time to time, the “Offer”). The Offer is currently set to expire at 11:59 p.m., Eastern Time, on December 18, 2007, but may be extended (the “Expiration Date”). As of October 31, 2007, Eligible Options to purchase 494,271 shares of the Company’s common stock were outstanding.
     The information set forth in the Offer to Amend on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Optionees; Eligible Options; Amendment of Eligible Options and Cash Payment; Expiration Date; Additional Considerations”), Section 3 (“Status of Eligible Options Not Amended”), Section 6 (“Acceptance of Eligible Options for Amendment and Commitment to Make Cash Payment) and Section 9 (“Source and Amount of Consideration; Terms of Amended Options”) is incorporated herein by reference.
     (c) The information set forth in the Offer to Amend under Section 8 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule I to the Offer to Amend (“Information Concerning the Executive Officers and Directors of Exide Technologies”) is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) The information set forth in the Offer to Amend on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Optionees; Eligible Options; Amendment of Eligible Options and Cash Payment; Expiration Date; Additional Considerations”), Section 3 (“Status of Eligible Options Not Amended”), Section 4 (“Procedures for Tendering Eligible Options”), Section 5 (“Withdrawal Rights”), Section 6 (“Acceptance of Eligible Options for Amendment and Commitment to Make Cash Payment”), Section 7 (“Conditions of This Offer”), Section 9 (“Source and Amount of Consideration; Terms of Amended Options”), Section 10 (“Amended Options Will Not Differ from Eligible Options”), Section 13 (“Status of Options Amended by Us in This Offer; Accounting Consequences of This Offer”), Section 14 (“Legal Matters; Regulatory Approvals”), Section 15 (“Material U.S. Federal Income Tax Consequences”), Section 16 (“Extension of This Offer; Termination; Amendment”) and Section 19 (“Forward-Looking Statements; Miscellaneous”) is incorporated herein by reference.

     (b) The Company’s executive officers and directors will not participate in the Offer, although it is expected that following the Offer they will be given the opportunity to amend the exercise price of their options on terms no more favorable than those made available to all other Eligible Optionees in the Offer. The information set forth in the Offer to Amend under Section 12 (“Interests of Executive Officers and Directors; Transactions and Arrangements Concerning the Options and Other Securities of Exide; Material Agreements with Executive Officers and Directors”) is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Arrangements.
     (e) The information set forth in the Offer to Amend under Section 9 (“Source and Amount of Consideration; Terms of Amended Options”) and Section 12 (“Interests of Executive Officers and Directors; Transactions and Arrangements Concerning the Options and Other Securities of Exide; Material Agreements with Executive Officers and Directors”) is incorporated herein by reference. The Exide Technologies 2004 Stock Incentive Plan, as amended and restated, pursuant to which the Eligible Options have been granted is attached hereto as Exhibit (d)(1) and contains information regarding the subject securities.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) The information set forth in the Offer to Amend under Section 2 (“Purpose of This Offer”) is incorporated herein by reference.
     (b) The information set forth in the Offer to Amend under Section 6 (“Acceptance of Eligible Options for Amendment and Commitment to Make Cash Payment”) and Section 13 (“Status of Options Amended by Us in This Offer; Accounting Consequences of This Offer”) is incorporated herein by reference.
     (c) The information set forth in the Offer to Amend under Section 1 (“Eligible Optionees; Eligible Options; Amendment of Eligible Options and Cash Payment; Expiration Date; Additional Considerations”) is incorporated herein by reference.
Item 7. Source and Amount of Funds or other Consideration.
     (a) The information set forth in the Offer to Amend under Section 9 (“Source and Amount of Consideration; Terms of Amended Options”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.
     (b) The information set forth in the Offer to Amend under Section 7 (“Conditions of This Offer”) is incorporated herein by reference.
     (d) Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) The information set forth in the Offer to Amend under Section 12 (“Interests of Executive Officers and Directors; Transactions and Arrangements Concerning the Options and Other Securities of Exide; Material Agreements with Executive Officers and Directors”) is incorporated herein by reference.
     (b) The information set forth in the Offer to Amend under Section 12 (“Interests of Executive Officers and Directors; Transactions and Arrangements Concerning the Options and Other Securities of Exide; Material Agreements with Executive Officers and Directors”) is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Not applicable.

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Item 10. Financial Statements.
     (a) The information set forth in the Offer to Amend under Section 11 (“Information Concerning Exide”) and Section 18 (“Additional Information”) is incorporated herein by reference. Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007 and Item 1 (“Financial Statements”) of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 are incorporated herein by reference.
     (b) Not applicable.
     (c) Summary Information. The information set forth in the Offer to Amend under Section 11 (“Information Concerning Exide”) is incorporated herein by reference.
Item 11. Additional Information.
     (a) The information set forth in the Offer to Amend under Section 12 (“Interests of Executive Officers and Directors; Transactions and Arrangements Concerning the Options and Other Securities of Exide; Material Agreements with Executive Officers and Directors”) and Section 14 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
     (b) Not applicable.
Item 12. Exhibits.

Exhibit
No.	Document

(a)(1)	Offer to Amend, dated November 16, 2007.

(a)(2)	Form of Announcement of Offer to Amend, dated November 16, 2007.

(a)(3)	Form of Letter of Transmittal and Instructions.

(a)(4)	Form of Withdrawal Form.

(a)(5)	Form of Acknowledgement of Receipt of Letter of Transmittal or Withdrawal Form.

(a)(6)	Form of Reminder of Expiration Date.

(a)(7)	Form of Notice of Expiration of Offer, Amendment of Eligible Options and Commitment to Make Cash Payment.

(a)(8)	Form of Stock Option Amendment and Cash Payment Agreement.

(a)(9)	Frequently Asked Questions.

(a)(10)	Exide Technologies Annual Report on Form 10-K for the fiscal year ended March 31, 2007, filed with the Securities and Exchange Commission (the “SEC”) on June 11, 2007, is incorporated herein by reference.

(a)(11)	Exide Technologies Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 filed with the SEC on August 7, 2007, is incorporated herein by reference.

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Exhibit
No.	Document

(a)(12)	Exide Technologies Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed with the SEC on November 8, 2007, is incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Exide Technologies’ 2004 Stock Incentive Plan, as amended, incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, filed with the SEC on November 8, 2007.

(d)(2)	Form of Exide Technologies Employee Stock Option Award Agreement, incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 8-K dated October 20, 2004.

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required By Schedule 13E-3.
(a) Not applicable.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

EXIDE TECHNOLOGIES
By:	/s/ Gordon A. Ulsh
Gordon A. Ulsh
President, Chief Executive Officer and Director
Date: November 16, 2007

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INDEX OF EXHIBITS

Exhibit
No.	Document

(a)(1)	Offer to Amend, dated November 16, 2007.

(a)(2)	Form of Announcement of Offer to Amend, dated November 16, 2007.

(a)(3)	Form of Letter of Transmittal and Instructions.

(a)(4)	Form of Withdrawal Form.

(a)(5)	Form of Acknowledgement of Receipt of Letter of Transmittal or Withdrawal Form.

(a)(6)	Form of Reminder of Expiration Date.

(a)(7)	Form of Notice of Expiration of Offer, Amendment of Eligible Options and Commitment to Make Cash Payment.

(a)(8)	Form of Stock Option Amendment and Cash Payment Agreement.

(a)(9)	Frequently Asked Questions.

(a)(10)	Exide Technologies Annual Report on Form 10-K for the fiscal year ended March 31, 2007, filed with the Securities and Exchange Commission (the “SEC”) on June 11, 2007, is incorporated herein by reference.

(a)(11)	Exide Technologies Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 filed with the SEC on August 7, 2007, is incorporated herein by reference.

(a)(12)	Exide Technologies Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed with the SEC on November 8, 2007, is incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Exide Technologies’ 2004 Stock Incentive Plan, as amended, incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, filed with the SEC on November 8, 2007.

(d)(2)	Form of Exide Technologies Employee Stock Option Award Agreement, incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 8-K dated October 20, 2004.

(g)	Not applicable.

(h)	Not applicable.

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